Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Annual Report on Form 10-K of our report dated March 24, 2014 on our audit of the consolidated balance sheets of China Housing & Land Development, Inc. as at December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2013 and 2012.

Chartered Accountants

/s/ MNP LLP

Toronto, Canada

March 24, 2014